EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate supplementary report - process of locating and appointing directors

Immediate notification is hereby provided that on March 8, 2018, the acting chairman of the Company’s Board of Directors and the Company’s legal counsel were contacted by representatives of the Company’s controlling shareholder through the shareholding chain, B. Communications (hereinafter, “BCom”), further to the immediate report published by the Company on March 7, 2018 (Ref. No. 2018-01-018195) regarding the process of locating and appointing candidates to the Company’s Board of Directors (hereinafter, the “Recruitment Process”). The main contention in the aforementioned letter is that part of the Recruitment Process described in the immediate report is inconsistent with the provisions of the Communications Law (Telecommunications and Broadcasts), 5742-1982, including orders, regulations, permits and licenses issued thereunder, with respect to control in Bezeq.

After the Company’s representatives discussed the matter with BCom’s representatives and received clarifications, including a proposed amendment, which was acceptable to BCom, to the component of the Recruitment Process concerning the recommendation of two candidates to the position of independent director, the Company’s Board of Directors held a discussion on the matter and decided to incorporate an amendment to such component of the Recruitment Process, in accordance with BCom’s proposal as set forth below, primarily due to the consideration of minimizing risks to the Company, including legal uncertainties.

The selection of the two Board of Director candidates to the position of independent director will be as follows: the appointments committee appointed by the Board of Directors shall formulate an initial list of candidates (a long list) for the position of the two independent directors, which will include at least eight candidates who meet the criteria determined by law and the criteria to be formulated by the appointments committee; BCom representatives shall be partners in the discussions of the appointments committee (only) in narrowing the aforementioned long list of candidates to a final list (a short list) of candidates that shall be acceptable to BCom and shall include at least four candidates. From the short list of candidates, the appointments committee will recommend to the Board of Directors two candidates for the position of independent directors, at its selection.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.